December 10, 2008



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	Animal Health International
	As of November 30, 2008

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find an amended copy of a Schedule
13G for the above named company showing a decrease in beneficial ownership to less than 5% as of November 30, 2008 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:jgh
Enclosures

cc:	Office of the Corporate Secretary
	Animal Health International Inc.
	7 Village Circle
	Westlake, TX  76262

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 1 )*


	Animal Health International, Inc.

	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	03525N109
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 03525N109                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______
 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                            0
      BENEFICIALLY            6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    NOVEMBER 30, 2008	      7  SOLE DISPOSITIVE POWER
        BY EACH                           0
       REPORTING              8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0.00%

12  TYPE OF REPORTING PERSON*

            IA

                  *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		Animal Health International Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           		7 Village Circle
			Westlake, TX  76262


Item 2(a) 	Name of Person Filing:

         		Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          		880 Carillon Parkway
          		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          		Florida


Item 2(d) 	Title of Class of Securities:

          		Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          		03525N109


Item 3    	Type of Reporting Person:

(e) Investment  Adviser  registered  under Section 203 of the
Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of November 30, 2008

         (a)  	Amount Beneficially Owned:

              	0 shares of common stock beneficially owned including:

                                               	      No. of Shares
             	 Eagle Asset Management, Inc.           0

          (b)  	Percent of Class:                     	0.00%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)            (ii)  		(iii)         		(iv)
              	                              	Deemed        		Deemed
              	Deemed         Deemed  		to have 		to have
              	to have        to have          Sole Power   		Shared Power
              	Sole Power     Shared Power   	to Dispose    		to Dispose
              	to Vote or     to Vote or     	or to         		or to
              	to Direct      to Direct     	Direct the    		Direct the
              	to Vote        to Vote        	Disposition   		Disposition

Eagle Asset     0	      	----           	0      			----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


 							(_X_)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2008	             	EAGLE ASSET MANAGEMENT, INC.


            		__________________________________

       			Damian Sousa
           		Vice President
            		Chief Compliance Officer















Page 5 of 5 Pages